St. Lawrence Seaway Corporation
200 Connecticut Avenue, 5th Floor
Norwalk, CT 06854
203-853-8700
203-838-8500 ext. 20
Facsimile 203-854-1652

                             January 11, 2008

VIA FACSIMILE (202) 772-9210

Mr. William H. Demarest IV
Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	St. Lawrence Seaway Corporation Revision to Current Report on Form 8-K File No. 000-02040 Originally Filed January 4, 2008

Dear Mr. Demarest:

               On January 4, 2008, St. Lawrence Seaway Corporation (the “Company”) filed its Current Report on Form 8-K disclosing that our certifying accountant had resigned. By letter dated January 7, 2008, you indicated that the Securities and Exchange Commission had reviewed the January 4, 2008 Form 8-K and commented that our disclosures did not encompass the proper period as required by Item 304(a)(1)(iv) of Regulation S-B.

               Our disclosures on Form 8-K/A, which are being filed concurrently herewith, now cover the two most recent fiscal years and subsequent interim period in connection with our statements that (i) no events described in Item 304(a)(1)(iv) of Regulation S-B occurred and (ii) there were no consultations with the new accountants.

               Accordingly, we enclose herewith a copy of the amended Current Report on Form 8-K which contains marks to identify the changes.

               We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

               Should you have any questions regarding any of the foregoing, or should you require anything further, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Bernard Zimmerman Bernard Zimmerman President and CEO

Enclosure